September 26, 2006

Gary Florindo
Lightspace Corporation
529 Main Street, Suite 330
Boston, Massachusetts 02129

**Re: Lightspace Corporation
        Form S-1, Amendment No. 5
        File No. 333-131857
        Filed September 21, 2006**

Dear Mr. Lang:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1.   The legality opinion must cover all securities registered. We note that the opinion does not cover securities to be issued to the underwriters. Please revise.

2.   It is unclear why you opine as to New York law regarding the Unit Warrants rather than Delaware law. Please advise or revise.

3.   Several of the disclaimers in the paragraph beginning "In addition, the foregoing opinions are qualified..." appear either unnecessary, inapplicable and/or inappropriate.   Please tell us in your response letter which disclaimer qualifies

which opinion and obtain a revised opinion of counsel that clarifies the same. Please also tell us why such qualifications are necessary. For example, explain how the laws and provisions referred to in clauses (b), (c) and (e) would effect the binding obligation of the warrants. We may have further comment.

* * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc. James Kardon, Esq. (Hahn & Hessen)
    VIA TELEFAX (212) 478-7400